Exhibit 3.1

ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
ELECTRO ENERGY, INC.

Effective Date: July 9, 2008

                Pursuant to the provisions of Section 607.10025(4) of the Florida Business Corporation Act (the “Act”) and in accordance with the April 3, 2008 unanimous resolution of the Board of Directors, the undersigned corporation adopts the following amendments to its Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”).

                FIRST: The Board of Directors of the Corporation, acting by unanimous consent at a special meeting of the Board of Directors held on April 3, 2008, duly authorized and adopted this amendment to the Corporation’s Amended and Restated Articles of Incorporation pursuant to Section 607.10025 of the Florida Business Corporation Act (“FBCA”), to effectuate a combination of the Corporation’s shares of common stock (the “Share Combination”), and written notice of the adoption of the amendment will be provided to every shareholder entitled to such notice in accordance with FBCA Section 607.10025.

                SECOND: This amendment to the Articles of Incorporation of the Corporation(a) does not adversely affect the rights or preferences of the holders of any outstanding class of the Corporation’s shares and (b) the percentage of authorized shares remaining after this amendment to the Articles of Incorporation of the Corporation will not exceed the percentage of authorized shares remaining unissued before this amendment to the Articles of Incorporation of the Corporation.

                THIRD: The number of shares of common stock subject to the Share Combination is 30,687,024 shares, and the number of shares of common stock which will result from the Share Combination is 6,137,405.

                FOURTH: The Amended and Restated Articles of Incorporation of this Corporation are amended by changing ARTICLE III so that, the first paragraph of Article III shall be amended and restated in its entirety as follows:

“ARTICLE III

The aggregate number of shares of all classes of capital stock which the Corporation shall have the authority to issue is fifty million (50,000,000), consisting of (i) forty-nine million nine hundred ninety thousand (49,990,000) shares of common stock, par value $0.001 per share (the “Common Stock”) and (ii) ten thousand (10,000) shares of preferred stock, par value $0.001 per shares (the “Preferred Stock”).

Upon these Articles of Amendment becoming effective pursuant to the FBCA, 30,687,024 shares of Common Stock of the Corporation, which are either issued and outstanding or held by the Corporation as treasury stock, immediately prior to 12:00 a.m. (Eastern Standard Time) on July 9, 2008 (the “Record Date”), shall be automatically reclassified and changed (without any further act) into 6,137,405 fully-paid and non-assessable shares of Common Stock of the Corporation, with a par value remaining at $0.001 per share. Fractional shares resulting from the aforementioned Share Combination will be rounded up to the next whole share.

The designations and the preferences, limitations, and relative rights of the Common Stock and the Preferred Stock of the Corporation are as follows:"

                FIFTH: This amendment shall be effective at 9:00 a.m. (Eastern Standard Time) on July 9, 2008

                SIXTH: This amendment to the Articles of Incorporation was duly adopted in accordance with the provisions of Section 607.10025 of the Florida Business Corporation Act.

        IN WITNESS WHEREOF, Electro Energy, Inc. has caused these Articles of Amendment to the Amended and Restated Articles of Incorporation to be signed by its Chief Financial Officer, as of the date first set forth above, and such person hereby affirms under penalty of perjury that these Articles of Amendment are the act and deed of Electro Energy, Inc. and that the facts stated herein are true and correct.

ELECTRO ENERGY, INC.

By:	/s/ Timothy E. Coyne
Timothy E. Coyne
Chief Financial Officer